Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
Cardica, Inc.

Cardica, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Corporation is Cardica, Inc. (the “Corporation”).

Second: The Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 15, 1997.

Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Paragraph A of Article IV shall be amended to add the following at the end of such paragraph:

“Effective at 12:01 a.m. Eastern Standard Time on the date following the date of the filing of this Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, every ten (10) shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Company shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Company. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent.”

Fourth: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at an Annual Meeting of Stockholders held on January 29, 2016, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, Cardica, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 16th day of February, 2016.

CARDICA, INC.

By:	/s/ Julian Nikolchev
Julian Nikolchev
Chief Executive Officer